Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-220257

Sempra Energy

Pricing Term Sheet

July 10, 2018

Concurrent Offerings of

9,750,000 Shares of Common Stock

(the “Common Stock Offering”)

and

5,000,000 Shares of 6.75% Mandatory Convertible Preferred Stock, Series B

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the securities described below and should be read together with (i) Sempra Energy’s preliminary prospectus supplement dated July 10, 2018 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated January 2, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated July 10, 2018 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), the accompanying prospectus dated January 2, 2018 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. The information in this pricing term sheet supplements and, to the extent inconsistent therewith, supersedes the information in the Common Stock Preliminary Prospectus Supplement and/or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable. Terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus Supplement.

Issuer:	Sempra Energy

Trade Date:	July 11, 2018

Expected Settlement Date:	July 13, 2018 (T+2)
Common Stock Offering
Shares of Common Stock Offered by Forward Sellers:	9,750,000 shares of common stock, no par value (“Common Stock”), of Sempra Energy

Shares of Common Stock that the Underwriters have the Option to Purchase from Sempra Energy:	Up to 1,462,500 shares of Common Stock that the underwriters for the Common Stock Offering have the option to purchase from Sempra Energy, solely to cover over-allotments, if any.

Symbol / Exchange:	SRE / NYSE

Last Reported Sale Price of Common Stock on the NYSE on July 10, 2018:	$117.30 per share

Public Offering Price:	$113.75 per share

Forward Sale Agreements:	Sempra Energy will agree to sell an aggregate of 9,750,000 shares (subject to adjustment) of Common Stock to the forward purchasers pursuant to forward sale agreements between Sempra Energy and the respective forward purchasers. See the Common Stock Preliminary Prospectus Supplement for additional information concerning the forward sale agreements, including provisions for adjustment to the foregoing number of shares and the forward sale price and for net share settlement and cash settlement.

Initial Forward Sale Price:	$111.873125 per share, which is the public offering price per share of the shares of Common Stock in the Common Stock Offering less the underwriting discount. The forward sale agreements provide that the initial forward sale price will be subject to adjustment based on a floating interest rate factor equal to the overnight bank funding rate less a spread, and will be subject to decrease on each of certain dates specified in the forward sale agreements.

Net Proceeds:	Sempra Energy will not initially receive any proceeds from the sale of shares of its Common Stock offered in the Common Stock Offering, unless (i) an event occurs that requires Sempra Energy to sell such shares to the underwriters in lieu of the forward sellers selling such shares to the underwriters, or (ii) the underwriters exercise their over-allotment option to purchase additional shares of its Common Stock, in which case Sempra Energy will sell all of the additional shares of its Common Stock covered by such option to the underwriters rather than requiring the forward sellers to borrow and sell such additional shares to the underwriters.

Sempra Energy estimates that the net proceeds to it from the sale of shares of its Common Stock in connection with the Common Stock Offering and pursuant to the forward sale agreements will be approximately $1.091 billion (or approximately $1.254 billion if the underwriters for the Common Stock Offering exercise their over-allotment option to purchase additional shares of its Common Stock directly from Sempra Energy in full), in each case after deducting discounts but before deducting expenses payable by Sempra Energy, subject to certain adjustments pursuant to the forward sale agreements and assuming full physical settlement of the forward sale agreements at the initial forward sale price per share set forth above. As discussed above and in the Common Stock Preliminary Prospectus Supplement, the forward sale price is subject to adjustment pursuant to the forward sale agreements and Sempra Energy may elect net share settlement or cash settlement under the forward sale agreements. Sempra Energy will not receive any proceeds under the forward sale agreements on the closing date of the Common Stock Offering. Sempra Energy expects that the forward sale agreements will settle in one or more settlements on or prior to December 15, 2019.

CUSIP / ISIN:	816851109 / US8168511090

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
UBS Securities LLC

Mandatory Convertible Preferred Stock Offering
Title of Securities:	6.75% Mandatory Convertible Preferred Stock, Series B, of Sempra Energy (the “Mandatory Convertible Preferred Stock”)

Shares of Mandatory Convertible
Preferred Stock Offered by
Sempra Energy:	5,000,000 shares

Shares of Mandatory Convertible
Preferred Stock that the
Underwriters Have the Option to
Purchase from Sempra Energy:	Up to an additional 750,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase, solely to cover over-allotments, if any.

Public Offering Price:	$100.00 per share

Net Proceeds:	Sempra Energy estimates that the net proceeds to it from the Mandatory Convertible Preferred Stock Offering after deducting the underwriting discount but before deducting estimated offering expenses payable by Sempra Energy, will be approximately $491.8 million (or approximately $565.5 million if the underwriters for the Mandatory Convertible Preferred Stock Offering exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$100.00 per share

Dividends:	6.75% of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $6.75 per annum per share), when, as and if declared by Sempra Energy’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of Sempra Energy’s Common Stock or any combination of cash and shares of Common Stock, as determined by Sempra Energy in its sole discretion. The expected dividend payable on the first dividend payment date is $1.725 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend for a full dividend period is expected to be $1.6875 per share of the Mandatory Convertible Preferred Stock.

If Sempra Energy elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock over the five consecutive trading day period beginning on and including the sixth scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of Sempra Energy’s Common Stock delivered in connection with such dividend and (y) 97% of the average price applicable to such dividend, Sempra Energy will, if it is legally able to do so, pay such excess amount in cash.

Floor Price:	$39.8125, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2018 and to, and including, July 15, 2021.

Dividend Record Dates:	The January 1, April 1, July 1 and October 1 immediately preceding the next dividend payment date.

Initial Price:	$113.75, which equals the per share public offering price of the Common Stock in the Common Stock Offering.

Threshold Appreciation Price:	$136.50, which represents an appreciation of 20% over the initial price.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding July 15, 2021. The mandatory conversion date is expected to be July 15, 2021.

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 0.8791 shares of Common Stock (the “maximum conversion rate”) and not less than 0.7326 shares of Common Stock (the “minimum conversion rate”), depending on the applicable market value of the Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

	Applicable Market Value of the Common Stock	Conversion rate (number of shares of Common Stock to be received upon conversion of each share of the Mandatory Convertible Preferred Stock)

	Greater than $136.50 (which is the threshold appreciation price)	0.7326 shares (approximately equal to $100.00 divided by the threshold appreciation price)

	Equal to or less than $136.50 but greater than or equal to $113.75	Between 0.7326 and 0.8791 shares, determined by dividing $100.00 by the applicable market value of the Common Stock

	Less than $113.75 (which is the initial price)	0.8791 shares (approximately equal to $100.00 divided by the initial price)

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the minimum conversion rate of 0.7326 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This minimum conversion rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a fundamental change occurs on or prior to July 15, 2021, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined below) during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending on the date that is 20 calendar days after such effective date (or, if earlier, July 15, 2021). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price (the “share price”) paid or deemed paid per share of Common Stock in such fundamental change (see table below). Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive: (1) a “fundamental change dividend make-whole amount,” in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 6.75% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount) from such effective date to, but excluding, July 15, 2021; and (2) to the extent that the accumulated dividend amount exists as of the effective date, such accumulated dividend amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change
Conversion Rate:	The “fundamental change conversion rate” will be determined by reference to the table below and is based on the effective date and the share price. If the holders of Common Stock receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per share of Common Stock over the 10 consecutive trading day period ending on, and including, the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers), and each fundamental change conversion rate in the table, will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each share price and effective date set forth below.

	Share price
Effective date	$30.00	$70.00	$100.00	$113.75	$120.00	$125.00	$130.00	$136.50	$150.00	$175.00	$200.00	$300.00	$400.00
July 13, 2018	0.6174	0.7437	0.7284	0.7122	0.7057	0.7013	0.6975	0.6937	0.6892	0.6890	0.6930	0.7067	0.7403
July 15, 2019	0.6949	0.7891	0.7689	0.7459	0.7360	0.7290	0.7229	0.7164	0.7080	0.7044	0.7066	0.7153	0.7378
July 15, 2020	0.7816	0.8349	0.8182	0.7870	0.7715	0.7600	0.7497	0.7388	0.7249	0.7187	0.7196	0.7239	0.7353
July 15, 2021	0.8791	0.8791	0.8791	0.8791	0.8333	0.8000	0.7692	0.7326	0.7326	0.7326	0.7326	0.7326	0.7326

The exact share price and effective date may not be set forth in the table, in which case:

•	if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the share price is in excess of $400.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate; and

•	if the share price is less than $30.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate.

Listing:	Sempra Energy intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “SREPRB.”

CUSIP / ISIN:	816851 505 / US816851 5059

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, or by calling J.P. Morgan Securities LLC toll-free at (866) 846-2874.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.